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                                                                       EXHIBIT 9


                     [SIBIA NEUROSCIENCES, INC. LETTERHEAD]


August 6, 1999

To Our Stockholders:

     I am pleased to inform you that on July 30, 1999, SIBIA Neurosciences, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Merck & Co., Inc. ("Merck") and MC Subsidiary Corp., a wholly owned subsidiary of Merck ("Offeror") pursuant to which Merck and Offeror have commenced a cash tender offer to purchase all of the outstanding shares of common stock of the Company (the "Shares") for $8.50 per Share, net to the seller, in cash, through an Offer to Purchase dated August 6, 1999, which together with the related Letter of Transmittal constitutes the "Offer." Under the Merger Agreement, the Offer will be followed by a merger of Offeror into the Company (the "Merger") in which any remaining Shares (other than Shares as to which appraisal rights have been properly exercised and perfected, Shares held in treasury by the Company or Shares owned by Merck or its affiliates) will be converted into the right to receive $8.50 per Share in cash, without interest. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, September 2, 1999.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER, UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission, including, among other things, the opinion of CIBC World Markets Corp. dated July 30, 1999 (a copy of which is included with the Schedule 14D-9), the financial adviser retained by the Board of Directors, to the effect that the $8.50 in cash, to be received by the holders of Shares in the Offer and Merger is fair, from a financial point of view, to such holders.

     In a separate arrangement, each of The Salk Institute for Biological Studies, Skandigen AB and Dr. William Comer has agreed with Merck to tender Shares held by such stockholder into the Offer and otherwise to support the Merger. Such stockholders collectively beneficially own Shares representing approximately 34.1% of the total Shares outstanding as of July 23, 1999.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated August 6, 1999, of Offeror, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully.

     The Board of Directors and the Company's management thank you for your loyalty and support over the years.

                                          Very truly yours,

                                          /s/ WILLIAM T. COMER

                                          President, Chief Executive Officer and
                                          Director